EXHIBIT 99.1

                              [SANOFI AVENTIS LOGO]




                                               Paris - December 22nd, 2004



               SANOFI-AVENTIS TO REORGANISE SHORT-TERM FINANCING



Sanofi-aventis announced today its plan to reimburse the short-term tranche of the syndicated credit line which was put in place in April 2004 to finance the acquisition of Aventis (Tranche A).

This 5 billion-Euro tranche is maturing on January 24, 2005. The company had an option to extend maturity for a maximum of one year. However, in order to optimise its financing costs, sanofi-aventis has decided:

-  not to extend the term of tranche A,
- to actively use its French and U.S. commercial paper programmes for its short term financing,
- to launch, in order to support these programmes, the syndication of a 364-day, 5 billion-Euro revolving credit line, which will be co-arranged by BNP-Paribas and Societe Generale.









                         Investor Relations Department
       Europe Tel: + 33 1 53 77 45 45        US Tel: + 1 212 551 40 18
                         E-mail : IR@sanofi-aventis.com